FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 13, 2007

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to provide its shareholders with additional details regarding its previously announced letter agreement with Nu-Mex Uranium Corp. (OTCBB: NUMX).

As described in a press release issued on November 19, 2007, NWT Uranium, with uranium properties in northern Quebec, and Nu-Mex with uranium properties in New Mexico, have signed a letter agreement pursuant to which Nu-Mex has agreed to acquire the issued and outstanding shares of NWT.

“We believe that this transaction will be of great benefit to NWT Uranium and its shareholders,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “Nu-Mex has the ability to earn a majority interest in two highly prospective uranium properties and it was these potential assets that drew us to the combination.

Nose Rock and Dalton Pass

Nu-Mex currently has the option to acquire a 65% interest in each of two highly prospective uranium properties, called Nose Rock and Dalton Pass, in New Mexico from Strathmore Minerals Corp.

Significant work has been done by previous operators on both properties. No qualified person has done sufficient recent work to classify the historical estimates under National Instrument (“NI”) 43-101.

Located within New Mexico’s Grants Mineral Belt, Nose Rock covers 5,000 acres (2,023 hectares). In February, 1977, a feasibility study was completed based on more than 470 holes drilled by Phillips (now Conoco-Phillips), which owned and explored the property in the late 1970s and early 1980s. The study was produced by Morrison Knutson, renowned for its work on the Alaska Pipeline, Hoover Dam and Oakland Bay Bridge. There is also a partially developed shaft on the property, which will aid in exploration and development work.

Also located in New Mexico, the Dalton Pass property covers a total area of 640 acres. A previous operator, Pathfinder Mining Company (a subsidiary of nuclear giant Areva), drilled over 130 holes.

NWT Uranium’s properties, which will be held by the combined company, include North Rae and Daniel Lake, exploration-stage properties in Quebec where the original results suggest a large potential resource. NWT’s Picachos property in Mexico is a highly prospective silver-gold project where exploration drilling is ongoing. NWT also holds nearly 32,000,000 shares in Niger Uranium Limited (www.niger-uranium.com) listed on AIM Exchange in London, a company that holds several properties in the African republic of Niger.

A powerful new uranium player

According to the terms of the letter agreement, Nu-Mex will acquire NWT Uranium on a three-for-one basis – that is, three shares of NWT will be exchanged for one share of Nu-Mex. As part of the transaction, Nu-Mex will arrange a financing of between $10 million and $25 million. The two companies must enter a definitive agreement by December 20, 2007, and Nu-Mex must deliver a NI 43-101 compliant technical report for its Nose Rock property. In addition, it is a condition that Nu-Mex shares will be listed on a Canadian exchange.

The definitive agreement is subject to approval by NWT Uranium shareholders, the Ontario Court of Superior Justice and the TSX Venture Exchange, and requires a favorable fairness opinion. If these approvals are received, the combined company will have a cash position of between $24 million and $40 million, without giving effect to expenditures to be made, which includes NWT’s current $14 million cash position and the $10 million to $25 million financing, which is being raised as part of the transaction.

Nu-Mex currently has approximately 33 million shares outstanding. NWT Uranium has approximately 108 million shares outstanding. According to the valuation of three NWT Uranium shares to one Nu-Mex share, NWT Uranium’s shares will consolidate to approximately 36 million shares. This will give the combined company a total of approximately 70 million shares, without giving effect to the shares to be issued as part of the financing.

Complementary experience

Mr. Kreczmer will lead the combined company, helping to ensure that NWT Uranium’s shareholders are well served by the acquisition.

Nu-Mex executives bring extensive complementary experience in uranium exploration, extraction and marketing. Richard Cherry, a Nu-Mex director, is a veteran executive of the nuclear industry. He has worked for leading companies in the areas of uranium mining, production, conversion, marketing and power generation for over 34 years. Ganpat Mani, also a Nu-Mex director, is an experienced marketing executive with strong skills in negotiating long-term multi-million-dollar contracts with major private and state-owned corporations.

William D. Thomas, currently the Chief Financial Officer (CFO) of NWT Uranium, will become CFO of the combined company. Mr. Thomas is a chartered accountant with over 30 years of financial and management experience in international oil & gas as well as mining ventures, including assignments in China, the UK, Canada and the United States.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: December 13, 2007